SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 – State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Distribution of Interest on Equity

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders that the Board of Directors resolved at its 242nd Ordinary Meeting, held on this date, in compliance with the Dividend Policy, approved the distribution of interest on equity - IoE for the year 2023, in the amount of R$ 958,000,000.00, consisting of (i) R$ 913,840,073.51 based on the first half of 2023 results, adjusted in accordance with art. 202 of Brazilian Law 6,404/76 and (ii) R$ 44,159,926.49 from the balance of the profit retention reserve for uncapitalized previous fiscal years payments, to be paid in two installments, as follows:

	IoE	IoE
Payment date	11.30.2023	Until 06.30.2024(²)
Gross total amount	456,920,036.75	501,079,963.25
Amount per common share - ON	0.14500531	0.15901962
Amount per class “A” preferred share - PNA	0.15950586	0.17492162
Amount per class “B” preferred share - PNB	0.15950586	0.17492162
Amount per UNIT	0.78302875	0.85870610
Record date	09.29.2023	09.29.2023
Ex-dividend date	10.02.2023	10.02.2023
Taxation pursuant to Brazilian Law 9,249/95 (1)	15.00%	15.00%

(1) Legal entities that are EXEMPT from withholding income tax under the Brazilian legislation must prove so by contacting the bookkeeping agent through the contact information shown below.

(²) The payment date will be defined at the Annual General Meeting, to be held in 2024, at which the Management Report, the Balance Sheet and other Financial Statements will be analyzed, as well as the Allocation of Results, referring to the year 2023.

PAYMENT FORM:

The payments will be made to the checking accounts informed by the shareholders in their registration data.

Therefore, they must keep their bank details up to date with their custodian agents.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Bradesco S.A

Shares and Custody Department

Núcleo Cidade de Deus, Prédio Amarelo, 2º floor, Vila Yara Osasco, SP, CEP: 06029900

Phone: 0800-7011616

E-mail: dac.acecustodia@bradesco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York – NY – 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, September 20, 2023

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 20, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.